May 9, 2006
VIA EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attention: Daniel Lee
Assistant Director

Re:	Synchronoss Technologies, Inc.
Amendment No. 2 to
Registration Statement on Form S-1 filed February 28, 2006
File No. 333-132080
Dear Mr. Lee:
       Synchronoss Technologies, Inc. (the “Company”) has electronically transmitted via EDGAR Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-1 (the “Registration Statement”), together with certain exhibits thereto. Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Company for five (5) years.
       On behalf of the Company, this letter responds to the comments set forth in the letter to the Company dated April 28, 2006 from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, the Company has repeated and numbered the comments from the April 28, 2006 letter in italicized print, and the Company’s responses are provided below each comment.
Amendment No. 1 to Registration Statement on Form S-1
General
       1. File a consent from your independent accountant with your next amendment. For each subsequent amendment, a new consent will be required:

•	Whenever any change, other than typographical, is made to the financial statements;

•	for an amendment if there have been intervening events since the prior filing that are material to the company; and

•	if an extended period of time (generally considered to be any period which is more than 30 days) passes since the last filing.

May 9, 2006
       RESPONSE TO COMMENT 1:
       The Company has filed with this Amendment No. 2 a consent for the use of Ernst & Young LLP’s audit report, and notes the Staff’s comment with respect to subsequent filings of consents.
Inside Front Cover Page
       2. With reference to Comment 2 of our letter dated March 27, 2006, we note that your graphic artwork contains extensive narrative text, which in some instances appears to not otherwise be discussed in your prospectus. For example, the terms “LSR Order Gateway” and “Synchronoss Fallout Management Center” do not appear to be discussed or explained elsewhere in your prospectus. Please limit your graphic artwork to a pictorial or graphic representation of your products or business and use text only to the extent necessary to explain briefly the visuals in the presentation. The text should not be excessive or overwhelm the visual presentation. Please also keep in mind our plain English principles regarding the use of industry jargon and terms unfamiliar to the average investor. Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance and revise accordingly.
       RESPONSE TO COMMENT 2:
       The graphic artwork has been revised to respond to the Staff’s comment.
Prospectus Summary
       3. We note your response to comment [4] of our letter dated March 27, 2006. Please briefly explain in your disclosure the criteria used to determine which of your customers were to be disclosed in the prospectus.
       RESPONSE TO COMMENT 3:
       The Company has revised the disclosure to respond to the Staff’s comment.
       4. In light of the significance of Cingular Wireless to your business, please briefly disclose the Cingular Wireless accounts for 75 percent of your revenues for the three months ended December 31, 2005 and their percentage of your revenues for the year ended December 31, 2005.
       RESPONSE TO COMMENT 4:
       The Company has revised the disclosure in response to the Staff’s comment.
Risk Factors
A Slow Down in Market Acceptance and Government Regulation ... Page 11
       5. Please reconcile your revised disclosure indicating that VoIP customers attributed 5.3 percent to your total revenues in 2005 with the statement in your response to comment 9 of our letter dated March 27, 2006 stating that VoIP customers attributed 16.3 percent to your total revenues in 2005
       RESPONSE TO COMMENT 5:
       The Company has revised the disclosure to respond to the Staff’s comment.
Use of Proceeds, page 25
       6. We note your response to comment 18 of our letter dated March 27, 2006. Notwithstanding, the fact that you do not have a definitive plan for the allocation of net proceeds, you have disclosed specific purposes for possible use of your net proceeds. Please expand your disclosure to elaborate on how you intend to use the proceeds to finance growth, develop new products and fund capital

May 9, 2006
expenditures. For example, please discuss whether you are contemplating any significant capital expenditures, new product developments or specific growth plans such as international expansion.
       RESPONSE TO COMMENT 6:
       The Company has revised the disclosure to respond to the Staff’s comment.
Management’s Discussion and Analysis of Financial Condition and Results of Operation
Critical Accounting Policies and Estimates
Stock-Based Compensation, page 34
       7. With respect to the expected annual growth rate assumptions identified in your response to comment 23 of our letter dated March 27, 2006, explain to us how the estimated growth rate used in connection with options issued in 2005 was consistent with the actual growth rates observed in 2004 and through the relevant portions of 2005.
       RESPONSE TO COMMENT 7:
       The Company experienced revenue growth rates of 100% in 2003 and 64% in 2004. Growth in gross margins was 99% and 7% in 2003 and 2004, respectively. The Company’s initial forecast for 2005 estimated that its annual revenues would be $42M, or an expected annual revenue growth rate of 55%. When determining the value of the common stock in April 2005, the Company’s assumptions included the following revenue growth rates: 32.9% in 2006, 39.8% in 2007, 33.6% in 2008, 20% in 2009 and 20% in 2010.
       Synchronoss experienced higher than expected revenue growth during 2005. A major contributor to the unexpected growth was the merger of AT&T Wireless and Cingular Wireless.
       Based upon the facts above, the Company revised future growth projections when evaluating the enterprise valuation in July 2005. These revenue growth projections were revised as follows: 60.7% for 2006, 45.5% for 2007, 24.9% for 2008, 25% for 2009 and 20% for 2010.
       In addition, in October the Company revised future revenue growth projections based upon actual results and the achievement of milestones as disclosed in the Company’s S-1. These revenue growth projections were revised as follows: 31.9% for 2006, 46.8% for 2007, 24.9% for 2008, 25.0% for 2009 and 20.0% for 2010.
       Please see also the valuation report supplementally provided herewith.
       8. Describe for us the objective, supportable evidence you considered in determining the probability estimate of becoming a public company.
       RESPONSE TO COMMENT 8:
       In evaluating the probability of becoming a public company, Synchronoss used a probability assessment based on its consideration of market conditions, revenue growth, profitability, revenue and income predictability and customer base. Some of the specific factors that were considered in each of the valuation periods were as follows:
       April 2005 — public company probability assigned — 25%:

•	No specific market condition led Synchronoss to believe that a near term IPO event was possible.

•	Our revenue growth continued; however, because of the AT&T Wireless and Cingular merger, there was no assurance that Synchronoss would continue to be used as a service provider for the combined company after the merger. Since Cingular Wireless represented 89% of the

May 9, 2006

total revenue during the first quarter, this was a significant hurdle that needed to be addressed prior to the possibility of an IPO.

•	Although Synchronoss was growing and profitable for the first time, because of the uncertainty regarding the Cingular Wireless business, the Company had little predictability as to future income or revenue.

•	Although an IPO event in the future was possible, because of the significant uncertainties involved with the Company’s largest customer and the fact that the Company’s revenue base was small, the Company used a factor of 25%.
       July 2005 — public company probability assigned — 60%:

•	Market conditions were becoming stronger as evidenced by recent IPOs in the Company’s industry, specifically the Neustar IPO, and the significant valuations attributed to Neustar.

•	In May 2005, the Company signed a contract with Vonage Holdings, a privately held company with significant name recognition. With the addition of Vonage, the Company expanded its services to VoIP providers more quickly than its initial forecast.

•	Despite the Company’s continued revenue growth, Cingular Wireless had not renewed the AT&T Wireless contract. However, Cingular Wireless transactions were routed to the Synchronoss platform. Based on this event and the positive informal notifications from executives within Cingular Wireless that the Company could be named the vendor of choice for the combined company, the Company felt it was more likely than not that it would be awarded the contract. As such, even though the Company had no formal contract with Cingular Wireless at the time, the Company updated its revenue forecasts, assuming that it would be the vendor of choice for Cingular Wireless.

•	The Company began discussions with investment bankers regarding the possibility of an initial filing for a public offering in early 2007.

•	In the second quarter of 2005, Cingular represented 84% of the Company’s total revenue.

•	Based on the above factors, the Company believed that the probability of becoming a public company was then more likely than not. However customer concentration and the lack of a formal contract with Cingular Wireless continued to be a significant negative factor that needed to be addressed.
       October 2005 — public company probability assigned — 75%:

•	In September 2005, Cingular Wireless entered into a statement of work with the Company.

•	The Company continued to exceed its business plan in terms of both revenues and net income.

•	In September 2005, the Company initiated the process of an initial public offering and began drafting a registration statement.

•	Revenue concentration remained a concern as revenue from Cingular represented 74% of all revenue for the third quarter of 2005.

•	Sales pipeline continued to improve and the addition of new customers was still needed to have sufficient top line revenue growth in order to ensure the success of the IPO.

•	Based on these factors, the Company considered an IPO event to be likely, but because due diligence procedures were not yet completed by the underwriters of the offering and the concentration of the Company’s customers was a significant risk factor, the Company still had significant challenges to overcome.

May 9, 2006
       December 2005 — public company probability assigned — 90%:

•	At year end, the Company had significantly exceeded its 2005 forecast.

•	The Company continued to draft the registration statement, was actively involved in the initial public offering process and the Underwriters’ due diligence process was substantially completed.

•	Synchronoss signed additional contracts which were anticipated to provide additional revenue in early 2006.

•	Based on these factors and the substantial completion of the underwriters’ due diligence process, the Company believed it was probable that an IPO event would occur and assigned a factor of 90%.
       Please see also the valuation report supplementally provided herewith.

9.	We note your response to comment 24 of our letter dated March 27, 2006 and it remains unclear to us how you are able to support such significant increases in the value of your underlying stock in 2005. In this regard, we note that, while the probability of an initial public offering does increase the value of the underlying shares of common stock this does not appear to be the only factor that should be considered. Please describe, in sufficient detail, any business milestones achieved or other factors that contributed to the significant increase in your common stock valuation in 2005.
       RESPONSE TO COMMENT 9:
       Please see the business milestones described in comment #8. The most significant increase in the Company’s valuation occurred during the second quarter of 2005. During this time period, the Company revised its revenue and earnings forecast to include the better than expected results from Cingular Wireless which increased as a result of the merger between Cingular and AT&T Wireless, along with the Vonage business and continued growth in other VoIP transactions. The combination of the increased revenue projections, higher earnings forecast and higher terminal value multiples brought in by the Neustar IPO and other comparable companies contributed to significant increases in the Company’s valuation of its common stock. The following is a summary of the equity value from December 2004 through December 2005:

	Total Equity	Terminal Value
Date:	Value	Multiple	Discount Rate

December 05	$210M	8.0	18%
October 05	$200M	8.0	18%
July 05	$180M	8.0	18%
April 05	$85M	7.0	18%
December 04	$63M	6.0	19%
       Please see also the valuation report supplementally provided herewith.

10.	Describe for us the methods used to determine the value of common stock underlying options issued during 2006. Explain how these methods were consistent with the methods described in the AICPA Technical Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation.
       RESPONSE TO COMMENT 10:
       The Company performed a valuation as of December 31, 2005 consistent with the method described in the Company’s Form S-1 filing. The value of the underlying common stock was determined to be $8.98 per share as of December 31, 2005. The Company granted additional options in February 2006. The Company determined that no significant business events had

May 9, 2006
occurred that would warrant another change in valuation of the Company’s common stock for the February grant date. The Company was meeting its forecasts, market conditions had not significantly changed and the value of the Company’s common stock was approximately 90% of the midpoint of the Company’s expected IPO range.
       The Company also granted additional options at $8.98 in April of 2006 and currently plans on using the midpoint of the IPO range for purposes of valuing its common stock.
Liquidity and Capital Resources, page 39

11.	We note your response to comment 32 of our letter dated March 27, 2006. Please disclose the financial covenant that you are subject to under the loan and security agreement.
       RESPONSE TO COMMENT 11:
       The Company has revised the disclosure in the Registration Statement to disclose the financial covenant to which the Company is subject under the loan and security agreement.
Discussion of Cash Flows, page 40
       12. We note that your discussion of operating cash flow is fairly general. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. The disclosure should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Please revise your disclosure accordingly.
       RESPONSE TO COMMENT 12:
       The Company has revised the disclosure to respond to the Staff’s comment.
Business
Demand Drivers for our E-Commerce Transaction Management Solutions, page 47
       13. We note your response to comment 34 of our letter dated March 27, 2006. Please explain in your disclosure the relevance and relationship of the global market data to your current business and prospects.
       RESPONSE TO COMMENT 13:
       In response to the Staff’s comment, the Company has revised the Registration Statement to explain the relevance and relationship of the global market data to the Company’s current business and prospects.
Our Strengths, page 48
       14. We note your response to comment 35 of our letter dated March 27, 2006. Your revised disclosure sets forth the terms that comprise the abbreviations OSS and BSS, but does not clarify what such terms mean. As such terms are not commonly understood, please provide a brief discussion of what you are referring to with operational support systems and business support systems.
       RESPONSE TO COMMENT 14:
       An operational support system is a suite of programs that enable an enterprise to monitor, analyze and manage a network system. A business support system is a suite of programs that manage the customer experience, including billing and product management. The Company has revised the Registration Statement to include these descriptions.

May 9, 2006
Products and Services, page 51
       15. Please revise your disclosure to describe the professional services you provide. In this regard, we note that you provide process and workflow consulting services, development services and enterprise portal management services.
       RESPONSE TO COMMENT 15:
       The Company has revised the disclosure to respond to the Staff’s comment.
Customers, page 53
       16. We note that your agreement with Cingular Wireless provides them with an opportunity to buyout the dedicated infrastructure, as defined in Section 5.1 of the Statement of Work, during the initial term of the agreement and which vests to Cingular Wireless at the end of the initial term. Please see Section 7.2 of the Statement of Work. It appears that the dedicated infrastructure is comprised of hardware and equipment, but not the software used to provide your services. Please advise us whether this buyout arrangement will materially affect your arrangement with Cingular Wireless as well as how such buyout of hardware and equipment affects the provisioning of your services to your other customers.
       RESPONSE TO COMMENT 16:
       Any buyout by Cingular Wireless of the dedicated infrastructure, as defined in Section 5.1 of the Statement of Work, would not materially affect the Company’s provisioning of services to other customers because the dedicated infrastructure is comprised solely of the hardware and equipment purchased by the Company to support Cingular Wireless and is not used by the Company to provide services to other customers. The dedicated infrastructure does not include the Company’s ASP solution.
       Cingular Wireless may buy out the dedicated infrastructure from the Company only upon termination of the Master Services Agreement. Accordingly, the buyout arrangement will not materially affect the Company’s arrangement with Cingular Wireless as such Master Services Agreement would necessarily have been terminated at the time of any buyout. Furthermore, the buyout of the dedicated infrastructure does not include a license to the Company’s ASP solution which is used to provide the Company’s services. Section 7.0 of the Statement of Work provides that any use of the ASP solution by Cingular Wireless after termination of the Master Service Agreement would be set forth in a separate and mutually agreeable statement of work.
Executive Compensation
Summary Compensation Table, page 64
       17. We note your revised disclosure in response to comment 45 of our letter dated March 27, 2006. Please advise us how you determined Mr. Garcia’s relocation expenses should be disclosed under the other annual income as opposed to salary. Was the payment of relocation expenses a perquisite?
       RESPONSE TO COMMENT 17:
       Mr. Garcia was reimbursed the actual expenses he incurred in relocating his personal residence to a home near the Company’s headquarters. Relocation expenses were not reimbursed pursuant to a written agreement. The Company has reported Mr. Garcia’s receipt of these amounts as a perquisite.
       The specific expenses reimbursed are itemized below.

•	Realtor Commission on Sale: $54,000.00

May 9, 2006

•	Title Charges: $2,885.00
•	Closing Fees Tax: $16,020.00
•	Transfer Fees: $500.00
•	Transport (Van Line Services): $9,798.33
•	New Home Closing: $10,834.00
•	Total: $94,037.33
       18. We note the substantial bonuses paid to your chief executive officer and other named executive officers. Please advise us whether such officers are parties to employment agreements. Further, it appears that disclosure as to how such bonus amounts were determined would be material to investors.
       RESPONSE TO COMMENT 18:
       In connection with the offering, the Company will enter into employment agreements with each of Stephen G. Waldis, Lawrence R. Irving, David E. Berry and Robert Garcia. The Company has revised the Registration Statement to include descriptions of those employment agreements, including a description of annual target bonus amounts. The bonuses paid to the Company’s named executive officers for 2005 were determined according to a bonus plan which included objective and discretionary components. Because future bonuses, if any, will be paid in accordance with the employment agreements described in the Registration Statement, the Company believes that disclosure as to how 2005 bonus amounts were determined would not be material to investors.
Principal and Selling Stockholders, page 72

19.	Please disclose whether any selling stockholder is a registered broker-dealer. If a selling stockholder is a registered broker-dealer, please identify such registered broker-dealer as an underwriter in your disclosure, unless the shares were acquired as transaction-based compensation for investment-banking services. Provide a description of the investment-banking services and the manner in which the compensation for the services was computed, as applicable.
       RESPONSE TO COMMENT 19:
       None of the selling stockholders are registered broker-dealers.

20.	Please disclose whether any selling stockholder is an affiliate of a registered broker-dealer. If a selling stockholder is an affiliate of a registered broker-dealer, please expand the prospectus to indicate whether such selling stockholder acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition such selling stockholder had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.
       RESPONSE TO COMMENT 20:
       Paul McCauley, Gary L. McGuirk and John M. Pratt are affiliates of a registered broker-dealer. In response to the Staff’s comment, the Company has revised the Registration Statement to disclose whether such selling stockholders acquired the securities to be resold in the ordinary course of business and whether at the time of acquisition such selling stockholders had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.
Underwriting, page 80

21.	We note your revised disclosure indicating that the over-allotment option will be afforded by you and the Waldis Family Partnership, LP. Please elaborate on how such option will be

May 9, 2006

allocated between you and the Waldis Family Partnership, LP if the option is not fully exercised.
       RESPONSE TO COMMENT 21:
       In the event that the over-allotment option is not fully exercised, such over-allotment option will first be exercised with respect to the 200,000 shares offered by the Waldis Family Partnership, LP, and then with respect to the shares to be purchased from the Company. The Company has expanded its disclosure to elaborate on how the over-allotment option will be allocated in the event it is not exercised in full.
Industry and Market Data, page 84

22.	As noted in comment 54 of our letter dated March 27, 2006, industry data included in your registration statement must be based on reasonable and sound assumptions. Your reference to the fact that your sources of such information do not guarantee the accuracy or completeness of the information, however, appears to qualify your responsibility with respect to the information. Please revise to remove any implication that you are not or confirm that you are responsible for assessing the reasonableness and soundness of the market data presented.
       RESPONSE TO COMMENT 22:
       In response to the Staff’s comment, the Company has revised the Registration Statement to remove any implication that it is not responsible for assessing the reasonableness and soundness of the market data presented.
Financial Statements
Notes to Financial Statements
Note 8. Stock Plan, page F-19

23.	We note your response to comment 62 of our letter dated March 27, 2006 and have the following additional comments:

•	Please explain why you believe it was appropriate to use a method similar to the current value method to estimate the fair value of the underlying common stock during 2003 and 2004. In this regard, it does not appear that this method would be appropriate considering your stage of development in those years. See paragraph 154 of the AICPA Practice Aid.
       RESPONSE TO COMMENT 23:
       Paragraph 154 of the Practice Aid discusses that it may be appropriate to use the current value method when an enterprise is at such an early stage of its development that (a) no material progress has been made on the enterprise’s business plan, (b) no significant common equity value has been created in the business above the liquidation preference on the preferred shares, and (c) there is no reasonable basis for estimating the amount and timing of any such common equity value above the liquidation preference that might be created in the future.
       Although the Company did make progress on its business plan during 2003 and 2004, the Company’s revenues were only $16.5M in 2003 and $27.1M in 2004, and in both periods the Company operated at a loss. In both 2003 and 2004, the Company was at a stage of its development where no significant common equity value had been created in the business above the liquidation preferences on the preferred shares. The Company estimated that its equity value was $64 million at December 31, 2004, which was well below its liquidation preferences. Finally, as of December 31, 2004 and for the two year period then ended, there was no reasonable basis for estimating the amount and timing of the Company’s equity value increasing above the Company’s

May 9, 2006
liquidation preferences, due in part to the significant uncertainties with the AT&T Wireless and Cingular merger. The Company was hopeful at the time that it could be named the vendor of choice for the combined organization, but with so many uncertainties involved, it had no supportable basis to make such an assessment.
       For these reasons, the Company believed that a methodology similar to the current value method was appropriate for 2003 and 2004.

•	It remains unclear to us how the $0.29 per share value of the common stock is consistent with the per share price of the preferred stock issued in 2001. Please describe, in greater detail, your basis for why you believe this valuation is consistent
       Please see the comment above. Since the equity value was well below the liquidation preferences for those years. The Company believed that a significant discount to the preferred stock was warranted at the time and both management and the Board believed this was an appropriate price at which to issue options.

•	It remains unclear to us why you believe that the use of the $0.29 per share valuation in 2003 and 2004 is consistent with the development of your business during these periods. In this regard, we note that your revenue and results of operations improved substantially from 2003 to 2004. Therefore, please explain to us how you considered these developments when you concluded that the use of the $0.29 per share valuation was appropriate for the two-year period.
       Please see the responses to the comments above. In addition, during the Company’s retrospective valuation of the Company’s common stock during 2005, the Company’s valuation advisors calculated that the total equity value was approximately $63 million at December 31, 2004. With the assistance of a valuation firm, the option pricing allocation method was used to allocate total equity value to the different classes of securities as of December 31, 2004. Based on the option pricing allocation method, the value of the underlying common stock was determined to be $0.27. Since this value was very similar to the Company’s option price as of December 31, 2004, the Company did not go back further and evaluate options issued prior to December 31, 2004, as the Company believed that its equity value would be less than it was at December 31, 2004 and that there was no intrinsic value on any option grant prior to December 31, 2004 that warranted additional analysis.
       Please see also the valuation report supplementally provided herewith.
Supplemental Comment
       In response to the Staff’s request relating to third-party statements in the Registration Statement, listed below are the prices of such third-party information sources:

•	TIA 2005 Telecommunications Market Review and Forecast, referenced on pages 13 and 50 of the Registration Statement. The full report may be purchased for $1,495.00 at https://www.tiaonline.org.

•	In-Stat/MDR Market Research, referenced on page 47 of the Registration Statement. The full report may be purchased for $3,995.00 at http://www.instat.com.

•	Yankee Group Research, referenced on page 47 of the Registration Statement. The full report may be purchased from the Yankee Group for around $8,000.00.

•	Gartner Market Analysis, referenced on page 47 of the Registration Statement. The full report may be purchased for $95.00 at http://www.gartner.com.

May 9, 2006

•	US eCommerce: 2005 to 2010, Forrester Research, referenced on page 47 of the Registration Statement. The report may be purchased for $249.00 at http://www.forrester.com.

•	International Data Corporation Market Analysis, referenced on page 48 of the Registration Statement. The full report may be purchased for $4,500.00 at http://www.idc.com.

•	TeleGeography’s VoIP Second Quarter Market Update, referenced on page 50 of the Registration Statement. The full report may be purchased for $4,995.00 at http://www.telegeography.com.
       Please do not hesitate to contact Marc Dupre at (781) 795-3555 or Angela Clement at (781) 795-3540 if you have any questions regarding the Company’s responses to the Staff’s comments.
Very truly yours,
Gunderson Dettmer Stough Villeneuve
Franklin & Hachigian, LLP